SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS




Date of Designation Pursuant to Section 14(f) of the Securities Exchange Act of 1934: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.


Commission File number: 000-52856




                             ATOMIC PAINTBALL, INC.
                             ----------------------
             (Exact name of registrant as specified in its charter)



TEXAS                                                  75-2942917
-----                                                  ----------
(State or Other Jurisdiction of incorporation          (I.R.S. Employer Identifi
or organization)                                        -cation Number)


        501 Trophy Lake Drive, Suite 314, PMB 106, Trophy Club, TX 76262
        ----------------------------------------------------------------
                (Address of principal Executive Offices Zip Code)



Registrant's telephone number, including area code: (817) 491-4955

                             ATOMIC PAINTBALL, INC.
                    501 Trophy Lake Drive, Suite 314, PMB 106
                              Trophy Club, TX 76262

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

                                 January 7, 2010

GENERAL

         This Information Statement is being mailed on or about to the holders of record of the Common Stock, of Atomic Paintball, Inc., a Texas corporation (the "Company"). This Information Statement is being furnished in contemplation of a change in a majority of the members of the Company's Board of Directors to effectuate a settlement that will result in, among other things, the dismissal of the Company's bankruptcy filing.

         Pursuant to a Motion for Order Approving Settlement pending before the Bankruptcy Court, The former President/CEO and CFO, and a current director of the Company, David J. Cutler, has resigned as President/CEO and CFO, and will resign as director, effective subject to this mailing of Notice pursuant to
Section 14f. D. Mark Dominey was appointed as a director on December 31, 2009. Mr. Dominey was also appointed as the President/CEO and CFO, effective on December 31, 2009. Mr. Cutler, in exchange for a complete release by the Company and certain other third-party companies and individuals, without admission of liability by any party, will return 3,530,255 of his 3,925,724 shares to the treasury of the Company for cancellation.

         Stephen Weathers has been appointed a director of the Company, to be effective ten days after mailing of this Notice pursuant to Section 14f.

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the Information Statement. NO PROXIES ARE BEING SOLICITED BY THIS NOTICE.

         The information contained in this Information Statement was prepared by the Company except for information concerning the New Directors, which was furnished to the Company by the New Directors. The New Directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.




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


                      OUTSTANDING SHARES AND VOTING RIGHTS

     As of December 21, 2009, the Company had 7,576,004 shares of Common Stock outstanding. Each share entitles the holder to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 21, 2009, including each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock as of December 21, 2009. In addition, the number of shares of the Company's Common Stock beneficially owned by each Current Director and officer of the Company, and the number of shares beneficially owned by the Resigning Director and executive officers of the Company as a group, as of December 21, 2009, are disclosed below in the second table. The information was furnished to the Company by the identified individuals in public reports. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.

Security Ownership of Certain Beneficial Owners

                                               NUMBER OF          PERCENT OF
NAME OF BENEFICIAL OWNER                        SHARES            OUTSTANDING(4)


David J. Cutler (1)                            3,925,724          51.8%

Don Mark Dominey                               208,000            3.7%

Steve Weathers                                 0                   0%
                                               ------------       ------------
All officers and directors as a group.         4,133,724          55.5%

Jeffrey L Perlmutter (2)                       600,000            7.9%

Mark A Armstrong                               315,650            4.2%

J. H. Brech, LLC (3)                           405,162            5.3%

Mark Margolis (4)                              400,500            5.3%

(1) c/o 2460 West 26th Avenue, Suite 380-C, Denver, Colorado 80211. Upon Court approval of the Settlement, Mr. Cutler will surrender to the Company 3,530,255 shares.
(2)  279 Moraine Road, Highland Park, Illinois, 60035
(3)  1101 E. Duke Street, Hugo, Oklahoma 74743
(4)  3395 Forest Trace Drive, Dacula, GA 30019

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

(5) Based upon 7,576,004 shares of common stock issued and outstanding on December 31, 2008. This includes 87,200 shares of common stock to be issued under a promissory note.

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Resigning Director and Executive Officers

         On December 31, 2009, David J. Cutler resigned as President/CEO and CFO of the Company. He has resigned as a director of the Company, effective ten days after the filing and mailing of this Schedule 14f to the shareholders of the Company.

         Listed below is the resume of the Resigning Director of the Company (whose resignation will be effective ten days after the mailing of this Notice):

         David J. Cutler - former President, former Chief Executive Officer, former Chief Financial Office and Director. Mr. Cutler became our director and officer in August 2006. Mr. Cutler has more than 20 years of experience in international finance, accounting and business administration. He held senior positions with multi-national companies such as Reuters Group Plc and the Schlumberger Ltd. and has served as a director for two British previously publicly quoted companies -- Charterhall Plc and Reliant Group Plc. From March 1993 until 1999, Mr. Cutler was a self-employed consultant providing accounting and financial advice to small and medium-sized companies in the United Kingdom and the United States. Mr. Cutler was Chief Financial Officer and subsequently Chief Executive Officer of Multi-Link Telecommunications, Inc., a publicly quoted voice messaging business, from 1999 to 2005. From April 2005 to November 2009, Mr. Cutler was Chief Executive Officer, Chief Financial Officer and a director of Aspeon, Inc. (n/k/a ASPI, Inc.), a publicly listed shell company. Since March 2006 Mr. Cutler has been Chief Executive Officer, Chief Financial Officer and a director of Concord Ventures, Inc. (formerly Cavion Technologies, Inc.), a publicly listed shell company. Mr. Cutler has a masters degree from St. Catherine College in Cambridge, England and qualified as a British Chartered Accountant and as Chartered Tax Advisor with Arthur Andersen & Co. in London. He was subsequently admitted as a Fellow of the UK Institute of Chartered Accountants. Since arriving in the United States, Mr. Cutler has qualified as a Certified Public Accountant, a Fellow of the AICPA Institute of Corporate Tax Management, a Certified Valuation Analyst of the National Association of Certified Valuation Analysts and obtained an executive MBA from Colorado State University.

New Director and Executive Officers

         The following biographical information concerning the New Directors and officer is provided.

         Don Mark Dominey, our CEO, President, CFO, and Director is currently employed by a major network equipment vendor but is not an officer, director, or principal shareholder there. Mr. Dominey has been responsible for vision, strategy, and alignment in technologies and services between the major network equipment vendor and a large global outsourcing company. Mr. Dominey has worked for the major network equipment provider for over a dozen years and has served

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

as engineer, architect, alliance manager, and business development manager. In his work, Mr. Dominey is directly responsible for developing joint network architectures and solutions that address critical business needs for the services provider while meeting or exceeding customer requirements.

         Stephen W. Weathers, a director nominee, earned his B. S. in Geology from Boise State University. He has worked as an environmental geologist both in the mining industry and oil and gas industry. His duties included permitting, environmental compliance, environmental remediation/reclamation and natural gas asset acquisitions both in the United States and Canada. Mr. Weathers worked for Maxxim Environmental/Terracon from 1997 through 1999 and presently works in the environmental remediation division for a Duke Energy Field Services which is a natural gas processing company (1999-2002). Mr. Weathers serves as a director of Sun River Energy, Inc. since 2002.

         Stephen Weathers has been appointed a director of the Company, effective 10 days after the mailing of this 14f Notice to shareholders. Mark Dominey took office as our President, CEO, and CFO on December 31, 2009. Neither of the New Directors or their associates beneficially own any common shares of the Company. Neither of the New Directors has been involved in any transaction with the Company nor its Resigning Director or officer that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission prior to date hereof.

Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Based on copies of such reports furnished to the Company, there were no reportable untimely filings under Forms 3, 4, or 5 by persons subject to Section 16(a) of the Securities Exchange Act of 1934, as amended, during the last fiscal year.

Executive Compensation

         The following table and notes set forth certain information concerning compensation paid by the Company to the President and the Company's two most highly compensated executive officers for the fiscal years ended December 31, 2008 and 2007:



                                                   SUMMARY COMPENSATION TABLE

---------------------- ----------- ------------- ----------- -------------- ------------- ----------------- ----------- ------------

                                                                                          Non-Qualified
                                                                                          Deferred          All Other
Name & Principal                                             Stock Awards   Option        Compensation ($)  Comp.
Position               Year        Salary        Bonus                      Awards ($)                                  Total ($)
---------------------- ----------- ------------- ----------- -------------- ------------- ----------------- ----------- ------------

David J. Cutler,        2008        $60,000       -          -               -             -                 -          $60,000
Director,               2007        $90,000       -          -               -             -                 -          $90,000
President, CEO,         2006        $60,000       -          $108,444(1)     -             -                 -          $168,444
CFO
---------------------- ----------- ------------- ----------- -------------- ------------- ----------------- ----------- ------------

(1) On August 31, 2006, Mr. Cutler became the sole officer. At that time, Mr. Cutler was issued 2,530,376 shares of common stock, valued at $108,444, in return for his accepting this appointment.

During the year ended December 31, 2007, Mr. Cutler was issued 697,674 shares of common stock to convert $30,000 of the debt he had provided to the Company into equity. These shares are not part of the table above.

During the year ended December 31, 2006, Mr. Cutler was issued 697,674 shares of common stock to convert $30,000 of the debt he had provided to the Company into equity, these shares are not part of the table above.

LEGAL PROCEEDINGS

         On June 9, 2009 three Atomic shareholders filed a lawsuit against Atomic President Director David Cutler in the County Court at Law No. 4 in Dallas County, Texas, styled JH Brech, LLC et al. v. Cutler, et al., Cause No. CC-090-4654-D ("State Court Litigation"). The state court granted an ex parte temporary restraining order on June 9, 2009, which required Cutler to refrain from: (a) marketing, attempting to sell, transferring or otherwise disposing of Atomic; (b) causing Atomic to issue any further shares of stock to Cutler; (c) dissipating any assets of Atomic, including paying any amounts not in the ordinary course of business; and (d) transferring any shares of stock to any third party. On June 18, 2009, the court granted Plaintiffs' ex parte motion to extend the temporary restraining order. On June 22, 2009, Cutler filed a special appearance and, subject thereto, plea to the jurisdiction and plea in abatement. On June 26, 2009, Cutler made demand on the Corporation's counsel for indemnity of attorneys fees incurred in defense of the lawsuit. At the time of the demand, Cutler's legal fees exceeded $22,000.

         Atomic filed for Chapter 7 bankruptcy on June 29, 2009 in a Title 11 Case styled In re Atomic Paintball, Case No. 09-34008-7, now pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas
Division. Cutler, thereafter, on June 29, 2009 removed the State Court Litigation to the United States District Court for the Northern District of

Texas, Dallas Division, styled JH Brech, LLC et al. v. Cutler et al., Case No. 3:09-CV1213-G ("Federal Litigation"). Plaintiffs in the State Court Litigation, also on June 29, 2009, filed a First Amended Petition. On August 19, 2009, the District Court remanded the Federal Litigation to the County Court at Law No. 4.

         On October 1, 2009, one of our creditors and our sole director and officer, David J. Cutler, and our Trustee in bankruptcy filed a Motion Pursuant to Sections 105, 501, and 502 and Fed. R. Bankr. P. 9019 for Order Approving Bondholder Settlement ("9019 Motion") with the Bankruptcy Court. This 9019 Motion has been objected to by certain shareholders of the Company, J.H. Brech, LLC, Harry McMillan, Charles J. Webb, Mark Dominey, Mark Armstrong, David Myers and John E. Bradley ("Objecting Shareholders").

         On October 15, 2009, the Trustee filed a Suggestion of Bankruptcy and Notice of the Applicability or Partial Applicability of the Automatic Stay of 11 U.S.C. Section 362(a) in the State Court Litigation. Subsequently, on October 16, 2009, Plaintiffs and Defendant David Cutler executed a Rule 11 Standstill Agreement staying the State Court Litigation until the Bankruptcy Court rules on the 9019 Motion or upon 14 days written notice of either party.

         On October 30, 2009, the Objecting Shareholders filed a Motion to Dismiss Chapter 7 Case ("Motion to Dismiss").

         On or about December 16, 2009, Cutler, Objecting Shareholders, and the Trustee filed an Unopposed Amended Motion Pursuant to Sections 105, 501, and 502 and Fed. R. Bankr. P. 9019 for Order Approving Settlement ("Amended 9019 Motion"). The Amended 9019 Motion sought approval of the following settlement:

         a. Movants will fulfill Atomic's administrative obligation to remunerate the Seidel Law Firm, counsel engaged by the Trustee for its services in the amount of $5,000, payable upon approval and implementation of this Settlement and ensuing dismissal;

         b.    Cutler will immediately appoint two new interim Atomic directors:
               Mark Dominey and Steve Weathers (the New Directors"), the Trustee will authorize the new interim directors, and, upon the new interim directors taking office, Cutler will concurrently resign from the Atomic board of directors and as an officer of Atomic;

         c. The New Directors will cause to be filed with the Court a copy of their approval of this Settlement on behalf of Atomic before entry of an order approving the same;

         d. Upon approval of the Settlement by the Court, Cutler will surrender to Atomic, via the New Directors upon dismissal of the Chapter 7 case, 3,530,255 of his Atomic shares for cancellation. Cutler will retain 395,469 shares (9.9% interest) in Atomic following cancellation of the 3,530,255 shares referenced above;

         e. Upon Court approval of this Settlement any and all of Atomic's debt alleged to be owed to Cutler for any purpose will be deemed cancelled and released;

         f. Pursuant to the Settlement, Atomic shall be deemed to have released Cutler from any and all claims accruing through the date of approval of this Settlement as a result of his work as an Atomic officer and director;

         g. Pursuant to the Settlement, Cutler shall be deemed to have released the Brech Parties from any and all claims accruing through the date of approval of this Settlement in any manner connected to Atomic;

         h. Effective upon Court approval of the Settlement, The Brech Parties will each be deemed to have fully released Cutler from any and all debts and claims whatsoever pertaining to themselves, International Paintball Association, Inc., INTREOrg Systems, Inc. or any other company or entity in which the Brech Parties have or have had a shareholder or ownership interest, or any shareholders of International Paintball Association, Inc., INTREOrg Systems, Inc. or any other company or entity in which the Brech Parties have or have had a shareholder or ownership interest;

         i. Effective upon Court approval of the Settlement, Cutler will be deemed to have fully releases the Brech Parties from any and all debts and claims whatsoever pertaining to themselves, International Paintball Association, Inc., INTREOrg Systems, Inc. or any other company or entity in which Cutler has or has had a shareholder or ownership interest, or any shareholder of International Paintball Association, Inc., INTREOrg Systems, Inc. or any other company or entity in which Cutler has or has had a shareholder or ownership interest;

         j. Cutler will transfer and deliver all books and records of Atomic, including quickbooks or any other electronic accounting data, to the Law Office of Michael Littman;

         k. Atomic's Chapter 7 case shall be dismissed upon approval of this Settlement by the Court and following its implementation;

         l. Neither Movants nor any of the Brech Parties admits and fault or liability;

         m. The Brech Parties, the Trustee and Cutler will jointly stipulate to dismissal of the State Court Litigation upon approval of the Settlement and the expiration of any applicable periods for appeal of the Settlement and dismissal order;

         n. The Settlement and order approving the same shall expressly survive dismissal of the Chapter 7 case (and the Settlement and dismissal order shall so provide); and

         o. The Bankruptcy Court, following dismissal of the Chapter 7 case, shall retain jurisdiction to reopen the Chapter 7 case to enforce the Settlement.

         A hearing on both the 9019 Motion and the Motion to Dismiss was set for December 17, 2009, before Judge Jernigan, United States Bankruptcy Court for the Northern District of Texas, Dallas Division. The Amended 9019 Motion was granted subject to compliance with the Stipulation.

                      COMMITTEES AND MEETINGS OF THE BOARD

         During the fiscal year ended December 31, 2009, the Board of Directors held one regular meeting and executed several consents to action in lieu of meetings. All directors attended 100% of the meetings of the Board.

         The Company has no audit, nominating, or compensation committees of the Board of Directors, or committees performing similar functions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Since his appointment on August 31, 2006 and through December 31, 2008, Mr. Cutler, our sole officer and a director, has made advances to us of $237,687 by way of a loan. These funds were used to support our ongoing operating costs and settle certain outstanding liabilities. In December 2006, Mr. Cutler converted $30,000 of his loan into 697,674 shares of common stock. In March 2007, Mr. Cutler converted an additional $30,000 of his loan into an additional 697,674 shares of our common stock.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ATOMIC PAINTBALL, INC.


January 7, 2010
                             /s/ D. Mark Dominey
                             ----------------------------------------
                             D. Mark Dominey, President


























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